Exhibit 21.1

Air Transport Services Group, Inc.

List of Significant Subsidiaries

December 31, 2024

1.	ABX Air, Inc., a Delaware Corporation
2.	Airborne Global Solutions, Inc., a Delaware Corporation
3.	Airborne Maintenance and Engineering Services, Inc., a Delaware Corporation
4.	Air Transport International, Inc., a Delaware Corporation
5.	Air Transport International Limited Liability Company, a Nevada Limited Liability Company
6.	AMES Material Services, Inc., an Ohio Corporation
7.	Cargo Aircraft Management, Inc., a Florida Corporation
8.	LGSTX Cargo Services, Inc., a Delaware Corporation
9.	LGSTX Services, Inc., a Delaware Corporation
10.	Pemco World Air Services Inc., a Delaware Corporation
11.	Airborne Global Leasing Limited, an Irish Limited Company
12.	Omni Air International, LLC, a Nevada Limited Liability Company